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                                                                      Exhibit 21

     SUBSIDIARIES OF LOGIMETRICS, INC.



              LogiMetrics FSC, Inc. is a wholly owned foreign sales corporation. It was created in accordance with Sections 992 through 927 of the Internal Revenue Code in order to effect tax savings with respect to export transactions.


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